05035461

SECURITII
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/03 AND ENDING 10/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS INVESTMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 ARCH STREET
(No. and Street)

PHILADELPHIA (City) PENNSYLVANIA (State) 19103-1484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~JOSEPH W. LUTES~~ 215-246-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHER & COMPANY, LTD.
(Name – *if individual, state last, first, middle name*)

1845 WALNUT STREET (Address) PHILADELPHIA (City) PENNSYLVANIA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 14 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 08 2005
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LISA WOLOSZYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS INVESTMENT RESOURCES, INC., as of OCTOBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CONTROLLER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. BECKER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires December 24, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)

OCTOBER 31, 2004 AND 2003

TABLE OF CONTENTS

ASHER & COMPANY, LTD.

Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

PLAN. PERFORM. PROSPER.

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc. and Subsidiary
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of **CMS Investment Resources, Inc. and Subsidiary (an S Corporation)** as of October 31, 2004 and 2003 and the related consolidated statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. and Subsidiary (an S Corporation)** as of October 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Asher + Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 18, 2004

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 2,464,857	$ 1,675,731
Receivables		
Advisory fees	-	9,122
Other	47,185	75,862
Receivable, Stockholder	-	45,525
Prepaid expenses	20,555	15,858
Total current assets	2,532,597	1,822,098
INVESTMENTS IN PARTNERSHIPS	8,902	10,161
OTHER ASSETS		
Tax deposit	109,967	3,201
Deposits	8,888	8,888
Total other assets	118,855	12,089
Total Assets	$ 2,660,354	$ 1,844,348

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 68,648	$ 32,505
Accrued taxes	129,721	59,250
Accrued profit sharing contribution	11,204	5,684
Due to affiliated entity	-	77,000
Payable, Stockholder	-	45,525
Total current liabilities	209,573	219,964
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	555,000	555,000
Retained earnings	1,894,781	1,068,384
Total Stockholders' equity	2,450,781	1,624,384
Total Liabilities and Stockholders' Equity	$ 2,660,354	$ 1,844,348

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004	2003
Revenue		
Fee income	$ 6,020,942	$ 3,845,182
Dividend income	-	8,437
	6,020,942	3,853,619
Expenses		
Operating	4,130,796	2,717,739
Income before other items	1,890,146	1,135,880
Other income, net	6,415	5,313
NET INCOME	1,896,561	1,141,193
Retained earnings, beginning of year	1,068,384	63,767
Dividends	(1,070,164)	(136,576)
Retained earnings, end of year	$ 1,894,781	$ 1,068,384

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES		
Net income	$ 1,896,561	$ 1,141,193
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in (income) loss of investments in Partnerships	1,258	(5,313)
Changes in:		
Advisory fee receivables	9,122	(23,996)
Other receivables	28,677	44,894
Tax deposit	(106,766)	-
Prepaid expenses	(4,696)	36,249
Accounts payable and accrued expenses	36,143	(240,513)
Accrued taxes	70,471	11,463
Accrued profit sharing contribution	5,520	(63,331)
Due to affiliated entity	(77,000)	177,000
Net cash provided by operating activities	1,859,290	1,077,646
INVESTING ACTIVITIES		
Receivable, Stockholder	45,525	(45,525)
Net cash provided (utilized) by investing activities	45,525	(45,525)
FINANCING ACTIVITIES		
Payable, Stockholder	(45,525)	45,525
Payable, affiliated entity	-	(440,774)
Distribution of dividends	(1,070,164)	(136,576)
Net cash utilized by financing activities	(1,115,689)	(531,825)
INCREASE IN CASH	789,126	500,296
Cash, beginning of year	1,675,731	1,175,435
Cash, end of year	$ 2,464,857	$ 1,675,731

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2004 AND 2003

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for taxes was $193,088 and $36,746 for 2004 and 2003, respectively.

SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING AND FINANCING ACTIVITIES:

On November 1, 2002, the Company transferred to CMS Fund Advisers, Inc., a related party, advisory fees receivable of $85,060 and deferred revenue of $525,835, which resulted in a payable to the related party of $440,774.

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, Inc. (Company) is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. Effective November 1, 2002, with the exception of one fund, the investment advisory operations of the Company were transferred to a new company, CMS Fund Advisers, Inc. (Advisers), a newly registered investment adviser. The remaining fund receives advisory services from CMS CPO LLC, of which the Company is the sole member. The purpose of this transfer was to house in Advisers the operations not related to the broker-dealer industry or its regulations. The Company continues to be a registered broker-dealer and to act as a placement agent for fund offerings as well as a broker-dealer for variable annuity insurance business.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in partnerships

The Company has General Partner and Limited Partner interests in limited partnerships which invest primarily in operating businesses and real estate. The Company accounts for General Partner investments on the equity method and Limited Partner investments on the cost method, respectively. Under the equity method, the Company's initial and subsequent investments, which are recorded at cost, are increased or decreased by the Company's share of the Partnership's operating results. Under the cost method, the Company's initial and subsequent investments are recorded at cost and income recognized is limited to distributions received. There were no distributions from limited partnership investments during the year.

Revenue recognition

Revenue is recognized from investment advisory services as earned. Additionally, certain private placement memorandums, placed in previous years, provided for potential future revenue for asset dispositions and refinancings. Such additional revenue was recognized when earned. Revenue from the placement of insurance is recognized upon notification of policy renewal.

Income taxes

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

CMS Investment Resources, Inc. has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. CMS CPO LLC is taxed as a partnership. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders and members are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2004 and 2003, the Company has a balance of approximately $1,700,000 and $936,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to 2004 presentations.

NOTE B - CONCENTRATION OF CREDIT RISK

Cash balances

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk.

NOTE C - INVESTMENTS IN PARTNERSHIPS

The Company had a General Partner investment interest in a limited partnership which owns interests in other partnerships. The investment is reflected on the equity basis of accounting.

The following information summarizes in the aggregate the assets and liabilities of the Partnerships in which the Company has investments at October 31, 2004 and 2003. The information is presented at, and for the Partnerships' years ended December 31, 2003 and 2002, the dates of the most recently available financial information.

	2004	2003
Summary of financial position:		
Assets	$ 199	$8,540
Liabilities	-	(256)
Equity deficiency	$ 199	$8,284
Summary of income:		
Equity in income of investments in Partnerships	$4,389	$8,826
Net income	$4,389	$8,826

NOTE D - RELATED PARTY TRANSACTIONS

Receivable, Stockholder

As of October 31, 2003, the Company had a receivable from a Stockholder in the amount of $45,525, which was repaid in 2004.

NOTE D - RELATED PARTY TRANSACTIONS (Continued)

Due to affiliated entity

As of October 31, 2003, the amount due to the affiliated entity of $77,000 is related to amounts paid by an affiliated entity on the Company's behalf. There is no amount due as of October 31, 2004.

Payable, Stockholder

As of October 31, 2003, the Company had a payable to a Stockholder in the amount of $45,525, which was repaid in 2004.

Management fees

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $2,707,000 and $1,555,000 for the years ended October 31, 2004 and 2003, respectively.

Investment Advisory Services

A former employee, whose employment agreement expired May, 2004, provides investment advisory services to the Company under a separate agreement. Advisory fees under this agreement were $120,000 for the years ended October 31, 2004 and 2003.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2004, the ratio was .15 (fifteen hundredths) to 1. At October 31, 2004, the Company had net capital, as defined, of $2,210,284, which was $2,188,423 in excess of its required net capital of $21,861.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

NOTE E - NET CAPITAL REQUIREMENTS (Continued)

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2004 and 2003 amounted to $11,204 and $6,226, respectively. There were no nonelective contributions to the plan for 2004 and 2003.

NOTE G - COMMITMENTS

The Company, as a General Partner in a limited partnership, is jointly and severally liable with other related General Partners for recourse liabilities incurred by the partnership. As of December 31, 2004 and 2003, the date of the most recently available financial information, such recourse liabilities were $118,344 and $253, respectively.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED SCHEDULES OF FEE INCOME AND OPERATING EXPENSES
YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004	2003
Fee income		
Advisory fees	$ 2,614,257	$ 1,624,027
Insurance commissions	3,406,685	2,221,155
	$ 6,020,942	$ 3,845,182
Operating expenses		
Payroll	$ 762,317	$ 673,231
Payroll taxes	39,670	30,643
Professional fees	290,553	252,752
Management fees	2,707,000	1,555,000
Automobile	394	3,578
Employee benefits	48,595	35,067
Entertainment	217	4,097
Insurance	107,320	43,628
Office	6,056	46,664
Taxes, other	166,437	61,689
Telephone	1,361	4,314
Travel	876	7,076
	$ 4,130,796	$ 2,717,739

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED OCTOBER 31, 2004 AND 2003

	2004	2003
Total consolidated Stockholders' equity from statements of financial condition	$ 2,450,781	$ 1,624,384
Deduct nonallowable assets:		
Receivables	47,185	84,984
Receivable, Stockholder	-	45,525
Prepaid expenses	20,555	15,858
Investments in partnerships	8,902	10,161
Tax deposit	109,967	3,201
Other	8,888	8,888
	195,497	168,617
	2,255,284	1,455,767
Deduct: nonallowable deductible on fidelity bond coverage	45,000	42,566
Net capital	$ 2,210,284	$ 1,413,201
Minimum net capital required per 15c3-1(a)(2)	$ 21,861	$ 14,681
Aggregate indebtedness from statements of financial condition, inclusive of other unrecorded recourse liability amounts of $118,344 and $253 in 2004 and 2003, respectively	$ 327,917	$ 220,217
Ratio of aggregate indebtedness to net capital	15%	16%
Debt-equity ratio computed in accordance with 15c3-1(d)	13%	14%

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
CONSOLIDATED RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2004 AND 2003

	2004	2003
Total consolidated Stockholders' equity according to Form X-17A-5	$2,450,781	$1,624,384
Audit adjustments	-	-
Total consolidated Stockholders' equity according to the audit	$2,450,781	$1,624,384

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2004 and 2003):

	2004	2003
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$2,210,284	$1,413,201
Audit adjustments reflected above	-	-
Net capital according to the audit	$2,210,284	$1,413,201

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2004 and 2003.

OTHER MATTERS

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc. and Subsidiary
Philadelphia, Pennsylvania

In planning and performing our audits of the consolidated financial statements of CMS Investment Resources, Inc. and Subsidiary ("Company") (an S Corporation) for the years ended October 31, 2004 and 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders and Subsidiary
CMS Investment Resources, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors', management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 18, 2004